UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 2, 2012

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                       No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                       No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Q4 and Full Year Results – good progress, building a business fit and effective for the future”, dated February 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 2, 2012	By:	/s/ Susan Henderson
Susan Henderson
Company Secretary

Item 1

Smith & Nephew Q4 and Full Year Results – good progress, building a business fit and effective for the future

2 February 2012

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the fourth quarter, and full year, ended 31 December 2011.

	3 months* to			12 months to
	31 Dec 2010	31 Dec 2011	Underlying change	31 Dec 2010	31 Dec 2011	Underlying change
	$m	$m	%	$m	$m	%
Revenue[1]	1,067	1,106	3	3,962	4,270	4
Trading profit[2]	278	279	(1)	969	961	(4)
Operating profit[2]	267	214		920	862
Trading margin (%)	26.0	25.2	(80)bps	24.5	22.5	(200)bps
EPSA (cents)[3]	21.6	21.9		73.6	74.5
EPS (cents)	20.5	15.7		69.3	65.3
Business Unit revenue[1]
Orthopaedics	584	586	0	2,195	2,312	2
Endoscopy	232	249	7	855	939	6
Advanced Wound Management	251	271	8	912	1,019	7

*	Q4 2011 comprises 60 trading days (2010: 60 trading days).

Q4 Highlights

•	Revenue $1,106 million, up 4% on a reported and 3% on an underlying basis

•	Trading profit was $279 million

•	Trading profit margin of 25.2%, exceeding Q4 expectation of 24%

•	Orthopaedics delivered significant improvement in profitability quarter-on-quarter

•	Endoscopy delivered good revenue growth and excellent trading profit margin

•	Advanced Wound Management grew at more than twice the market rate

•	EPSA was up at 21.9¢

•	Proposed final dividend up 10% to 10.8 cents per share

Full Year Commentary

•	Reported revenue of $4,270 million, up 8% on a reported and 4% on an underlying basis

•	Reported trading profit was $961 million

•	Trading margin 22.5%

•	EPSA increased 1.2% to 74.5¢

•	Strong cash generation, net debt reduced by $354 million to $138 million

News

Commenting on the fourth quarter, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“I am pleased to report that we grew revenue and exceeded our Q4 trading profit margin expectation. Our Endoscopy and Advanced Wound Management businesses delivered strong revenue growth and excellent trading profit margins, with Advanced Wound Management growing at more than twice the market rate. In Orthopaedics, our rigorous management actions led to a significant improvement in Q4 profitability.

“We also made good progress delivering against our strategic priorities, reaching important milestones in finalising management teams and streamlining our operations. We are building momentum every day and I am confident that the result will be a business that is stronger, growing faster, better balanced and fit and effective for the future.”

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s fourth quarter and preliminary results will be held at 9:00am GMT/4:00am EST today, 2 February. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q411. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 20 7136 2055 (passcode 5402599) in the UK or +1 (212) 444 0481 (passcode 5402599) in the US. Analysts should contact Jennifer Heagney on +44 (0) 20 7960 2255 or by email at jennifer.heagney@smith-nephew.com for conference details.

Notes

1	Unless otherwise specified as ‘reported’ or ‘average daily sales (ADS)’, all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation.

3	Adjusted earnings per ordinary share (‘EPSA’) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, amortisation of acquisition intangibles, legal provision and taxation thereon. See note 2 to the financial statements.

4	All numbers given are for the quarter ended 31 December 2011 unless stated otherwise.

5	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors
Phil Cowdy	+44(0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44(0) 20 7401 7646
Smith & Nephew

Andrew Mitchell / Justine McIlroy	+44(0) 20 7404 5959
Brunswick

Fourth Quarter Results

Smith & Nephew delivered $1,106 million in revenue in the final quarter of 2011, 4% growth on a reported and 3% on an underlying basis. Trading profit was $279 million. The Group trading profit margin was 25.2%, a good performance as we increased revenue and reduced costs to comfortably meet our expectation to deliver a trading profit margin in excess of 24%. The Board is recommending a proposed final dividend for the year of 10.8 cents per share, up 10% on 2010.

Endoscopy and Advanced Wound Management generated strong sales growth and delivered excellent trading profit margins, while Orthopaedics delivered flat revenue on the comparable quarter and a much better sequential trading profit margin. Our performance, described in more detail below, demonstrates that we are enhancing profitability and driving growth today, whilst delivering on our plans to reshape Smith & Nephew for the future.

The net interest charge for the period was $2 million. The tax rate for the quarter was 29.3%, giving an effective rate for the full year of 29.9% on profit before restructuring and rationalisation costs, amortisation of acquisition intangibles and legal provision. Adjusted attributable profit of $195 million is before these items and taxation thereon.

Adjusted earnings per share was 21.9¢ (109.5¢ per American Depositary Share) compared to 21.6¢ last year. Basic earnings per share was 15.7¢ (78.5¢ per American Depositary Share) (2010: 20.5¢).

Trading cash flow (defined as cash generated from operations less capital expenditure, but before acquisition related costs and restructuring and rationalisation costs) was $181 million in the quarter, after payment of $77 million reflecting legal settlements regarding past liabilities and future royalty streams. As a consequence of this continued strong trading cash flow, net debt decreased in the quarter to $138 million from $492 million last year.

The Group has established a provision of $23 million in connection with the previously disclosed investigation by the U.S. Securities and Exchange Commission and Department of Justice into potential violations of the U.S. Foreign Corrupt Practices Act in the medical devices industry. Based on information currently available, the Group believes that it is possible to make a reasonable estimate of the losses expected. The Group has not reached final agreement on a settlement of these matters but believes that any additional material loss is unlikely.

Progress Delivering Strategic Priorities

Six months ago we set out the five strategic priorities which will drive Smith & Nephew’s future success:

•	established markets

•	emerging markets

•	innovate for value

•	simplify and improve our operating model

•	supplement the organic growth through acquisitions

We have made considerable progress in the quarter reshaping the business to deliver against these priorities.

In our established markets we have been finalising the structure of our two divisions, Advanced Surgical Devices (ASD) and Advanced Wound Management (AWM), to most effectively support the sales teams in their efforts to win further market share.

In ASD we have taken advantage of the opportunities presented by our decision to combine Endoscopy and Orthopaedics to start streamlining US operations by removing duplicate positions. We have established ASD’s European headquarters in Switzerland, confirmed the leadership team and redefined management responsibilities at a country level. This is allowing us to share the benefits of our experience and scale, whilst supporting the sales force in utilising their local market knowledge and relationships to secure and service customers in each and every market. We are assessing ASD’s locations, capabilities and strategies in various markets across Europe.

In AWM we have refined our European sales model, responding to changes in market access and opportunities across the region. Our excellent performance this quarter, described below, demonstrates that we are already seeing the benefits of this programme.

In our Emerging and International Markets we have completed the top-level structural changes that will enable us to accelerate growth. We have recruited a Head of Emerging Markets and are working to ensure we have the resources and products needed to deliver on the opportunities we see. We have redefined how we will approach Research and Development for the Emerging Markets, having appointed an experienced Head of R&D to lead this important initiative.

We have also completed our Group management restructure, with all central functions now established and strong leadership in place. This includes the employment of a new Chief Technology Officer (CTO), who started in the quarter, with responsibility for optimising our manufacturing footprint and IT. A key focus is to improve our cost of goods and inventory management. The CTO is leading a programme to ensure our production portfolio supports our growth strategy in both the established and emerging countries.

These and other on-going actions will enable us to progress our strategic priorities and build a business shaped to maximise both growth and margin. Last quarter, we announced that we were targeting savings of at least $150 million per annum as part of this process. In particular, we highlighted that we would drive structural efficiency programmes to liberate the resources needed to fund investment in the Emerging Markets and R&D.

We can now confirm that the costs of these programmes are expected to be $160 million in cash and $40 million in non-cash costs. These will be reported separately in the income statement after trading profit. The majority of these structural changes will impact our General and Administration expenses and will include roughly a 7% reduction in our global employee base over three years, including about 220 positions lost to date. We expect more than half the costs and about half the benefits to be achieved by the end of 2012. $26 million of these costs were incurred in the quarter.

Orthopaedics

Orthopaedics (consisting of Reconstruction, Trauma and Clinical Therapies) revenue was flat at $586 million, against a strong comparable (2010: 5% growth after adjusting for extra sales days).

Geographically, underlying revenue growth was flat in the US. Performance in Europe was down -7%, following a prudent decision to take-back management of some supply lines in Spain, together with general weakness across Southern Europe. This was balanced by good 10% growth in the rest of the world, such as in China and India, leaving our total growth revenue outside of the US also flat.

Our strong management actions led to material improvement in the Orthopaedics trading profit margin which recovered quarter-on-quarter from 15.6% to 23.0%. This was a result of our tighter cost control, the impact of the start of the structural changes supporting our strategic priorities and no repeat of the unusual periodic costs seen in the last quarter.

Like-for-like price pressure remains at around 3%, similar to last quarter, which was partially offset through mix gains.

Orthopaedic Reconstruction was flat, against an estimated market rate of 1%. Our global knee franchise delivered 2% versus a market rate of -1%. In US knees revenue was flat, as sales of our VERILASTà bearing technology for knee replacement and our VISIONAIREà Patient Matched Instrumentation sets continued to annualise following their launch in 2010 and against the 15% average daily growth achieved in Q4 2010. Sales outside of the US grew at 4%, offsetting this effect somewhat. Our global hips franchise performed in-line with recent quarters, as headwinds in the metal-on-metal sector remain a challenge. More positively, our OXINIUMà Oxidized Zirconium hips continue selling well.

Orthopaedic Trauma revenues were -2%, with US growth continuing to reflect the negative impact of the expiry of a royalty agreement. We have appointed a new management team to improve the performance of this franchise through tighter focus by customer and product. Encouragingly, our limb restoration external fixation devices performed well in the quarter.

Clinical Therapies revenue was $61 million, up 8% year-on-year. In January 2012 we announced an agreement with Essex Woodlands, a specialist healthcare growth equity and venture capital firm, to develop Clinical Therapies and our Biologics business further, creating a new entity, called Bioventus LLC. On closing, Smith & Nephew will transfer the vast majority of its US Biologics team and Clinical Therapies business to Bioventus LLC in return for a 49% shareholding, approximately $98 million cash and a $160 million 5-year note.

Endoscopy

Endoscopy delivered another good performance in the quarter, growing revenue by 7% to $249 million. Geographically, revenue growth was 3% in the US, 8% in Europe and 10% across the rest of the world. In particular, our European performance was good, continuing the improvement seen in the previous quarter.

We delivered an excellent trading profit margin, up 130 basis points at 27.6%, driven by strong sales and good cost-control.

In particular, we increased our sales revenue in sports medicine or Arthroscopy, which accounts for the vast majority of the Endoscopy business, by 9%. We continued to deliver good growth in hip and shoulder repair, where, for instance, our BIORAPTORà CURVED suture anchors sold well. Our knee repair business performed strongly, benefitting from the continued roll-out of our new premium FAST-FIX 360à Meniscal Repair System. Resection also had a good quarter, led by sales of our new DYONICSà PLATINUM range of specialty blades.

Advanced Wound Management

Advanced Wound Management revenue was up by 8% to $271 million in the quarter, growing by more than twice the estimated global market rate of 3%. We also delivered a good trading profit margin, 40 basis points to 27.9%.

Despite market conditions remaining subdued, we performed well in Europe and in the rest of the world, increasing revenue by 9% and 12% respectively. These figures are pleasing, even taking into account the small one-off benefit received from some wholesaler stocking in each market during the quarter. US revenues were flat, reflecting a strong comparable quarter.

Exudate Management grew by 4% and Infection Management by 10%, as our targeted marketing investments in Europe delivered good returns. Our Negative Pressure Wound Technology (NPWT) portfolio had another strong quarter and we have received excellent customer feedback since the launch of PICOà last year, as more clinicians have had the opportunity to use the product. We announced FDA clearance to launch PICO into the US in January 2012. We have seen significant NPWT conversion activity in the US, including at Cleveland Clinic, Kaiser, Memorial Herman, Vanderbilt, Humana and UAB, amongst others.

Our strong new product introductions and line extensions continued with ten successful launches during the quarter. These included extensions to our ACTICOATà and ALLEVYNà product ranges and to our negative pressure portfolio through new foam and gauze wound dressings to support the PICO platform and additional RENASYSà Soft Port accessories. In total we delivered 35 new products and line extensions in 2011 and expect to maintain this level of innovation throughout 2012.

Full Year Results

Smith & Nephew delivered revenues of $4,270 million in 2011, 8% reported and 4% underlying growth year-on-year. All three of our businesses positively contributed to this good revenue growth. Trading profit was $961 million and our trading profit margin was 22.5%.

Orthopaedics achieved annual revenues of $2,312 million and grew by 2%. In the US we grew 2%, in Europe declined -1% and in the rest of the world were up 7%. Orthopaedic Reconstruction grew by 2%, Orthopaedic Trauma 3% and Clinical Therapies by 6%.

In Orthopaedic Reconstruction we exceeded the estimated market growth rate of 1%. Orthopaedic Trauma underperformed in the second half of the year and we have taken actions to address this. The expiry of an agreement under which we received royalties in the US also had a negative impact on Trauma revenue in the second half of 2011. In Clinical Therapies, all products contributed and, as previously noted, this business is being placed into a new venture, Bioventus LLC. This will be jointly owned by Smith & Nephew and Essex Woodlands, a specialist healthcare growth equity and venture capital firm.

Endoscopy revenues grew 6% to $939 million. Sports medicine grew by 7%. In sports medicine repair we again delivered double digit growth. Our sports medicine resection franchise generated 4% growth. We continued to deliver on our strategy to optimise the size of our Visualisation business to more closely complement our sports medicine franchise, pushing revenues down in this area by -7% in the year.

Advanced Wound Management delivered revenues of $1,019 million in the year, an increase of 7%, and the first time this business has exceeded the $1 billion revenue mark. We grew at more than double the estimated market rate of 3% and our belief that our products help to reduce both the human and economic cost of wounds, which has underpinned our strategic product development and marketing focus in the year, has been well received by our customers.

The net interest charge was $8 million. The attributable profit was $582 million including a tax charge of $266 million. The adjusted attributable profit was $664 million and reflects an effective tax rate for the year of 29.9%.

EPSA rose by 1.2% to 74.5¢ (372.5¢ per American Depositary Share) compared with 73.6¢ last year. Reported basic earnings per share was 65.3¢ (326.5¢ per American Depositary Share) compared with 69.3¢ in 2010.

We achieved a trading cash flow of $838 million (trading cash flow is defined as cash generated from operations less capital expenditure but before acquisition related costs and restructuring and rationalisation costs). This is a trading profit to cash conversation ratio of 87% compared with 85% in 2010.

Outlook

Smith & Nephew delivered a good revenue performance in 2011 set against a challenging market backdrop. We expect that the macro-economic climate will continue to influence both patient and payer behaviour and, as a result, it seems likely that tough market conditions will persist throughout the year ahead.

During 2012, we expect our sports medicine franchise to slightly outperform the market.

We also expect to continue to grow at above the market rate in Advanced Wound Management. This will be driven by our substantial negative pressure portfolio, non-organic growth opportunities and a series of innovative new product releases.

We expect Orthopaedic Reconstruction to grow at close to the market rate. Sales of our premium knee implant products will continue to annualise and on-going negative metal-on-metal perceptions will affect hip implant sales.

In Orthopaedic Trauma, we expect the continuing 2% headwind from the reduction in royalty income in the US to lead to growth slightly below market growth.

Finally, we expect to complete the transaction to create Bioventus LLC in the first half of 2012. This will be modestly earnings dilutive.

We delivered on our trading profit margin expectation for the last quarter of 2011 and consequently our full year Group trading profit margin was 22.5%. We expect to achieve a modest increase in trading profit margin in 2012.

From the first quarter of 2012 Smith & Nephew intends to report as two divisions, Advanced Surgical Devices global and Advanced Wound Management global. Advanced Surgical Devices global will comprise the current Orthopaedics and Endoscopy business units. We will provide greater visibility on our successes in the Emerging and International Markets, as well as better reflecting the relative performance and prospects of our product franchises in the Established Markets. We look forward to sharing this information from Q1 2012 onwards.

About Us

Smith & Nephew is a global medical technology business dedicated to helping improve people’s lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine, Trauma and Clinical Therapies, Smith & Nephew has almost 11,000 employees and a presence in more than 90 countries. Annual sales in 2011 were nearly $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc

2011 QUARTER FOUR AND FULL YEAR RESULTS

Unaudited Group Income Statement for the three months and year ended 31 December 2011

3 Months 2010	3 Months 2011		Notes	Year Ended 2011	Year Ended 2010
$m	$m			$m	$m
1,067	1,106	Revenue	3	4,270	3,962
(285)	(296)	Cost of goods sold		(1,140)	(1,031)

782	810	Gross profit		3,130	2,931
(476)	(555)	Selling, general and administrative expenses		(2,101)	(1,860)
(39)	(41)	Research and development expenses		(167)	(151)

267	214	Operating profit	4	862	920
1	1	Interest receivable		4	3
(6)	(3)	Interest payable		(12)	(18)
(4)	(2)	Other finance costs		(6)	(10)

258	210	Profit before taxation		848	895
(76)	(70)	Taxation	8	(266)	(280)

182	140	Attributable profit (A)		582	615

		Earnings per share (A)	2
20.5¢	15.7 ¢	Basic		65.3 ¢	69.3 ¢
20.5¢	15.6 ¢	Diluted		65.0 ¢	69.2 ¢

Unaudited Group Statement of Comprehensive Income for the three months and year ended 31 December 2011

3 Months 2010	3 Months 2011			Year Ended 2011	Year Ended 2010
$m	$m			$m	$m
182	140	Attributable profit (A)		582	615
		Other comprehensive income:
20	(32)	Translation adjustments		(36)	52
2	—	Net gains on cash flow hedges		14	1
114	12	Actuarial (losses)/gains on defined benefit pension plans		(70)	26
(35)	(1)	Taxation on items taken directly to equity		24	(7)

101	(21)	Other comprehensive income for the period, net of tax		(68)	72

283	119	Total comprehensive income for the period (A)		514	687

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2011 QUARTER FOUR AND FULL YEAR RESULTS (continued)

Unaudited Group Balance Sheet as at 31 December 2011

	Notes	31 Dec 2011	31 Dec 2010
		$m	$m
ASSETS
Non-current assets
Property, plant and equipment		783	787
Goodwill		1,096	1,101
Intangible assets		423	426
Other financial assets		4	28
Investment in associates		13	13
Deferred tax assets		223	224

		2,542	2,579

Current assets
Inventories		859	923
Trade and other receivables		1,037	1,024
Cash and bank	12	184	207

		2,080	2,154
Assets held for sale	11	125	—

TOTAL ASSETS		4,747	4,733

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent:
Share capital		191	191
Share premium		413	396
Treasury shares		(766)	(778)
Other reserves		91	116
Retained earnings		3,258	2,848

Total equity		3,187	2,773

Non-current liabilities
Long-term borrowings	12	16	642
Retirement benefit obligations		287	262
Other payables due after one year		8	—
Provisions due after one year		45	73
Deferred tax liabilities		66	69

		422	1,046

Current liabilities
Bank overdrafts and loans due within one year	12	306	57
Trade and other payables due within one year		564	617
Provisions due within one year		78	37
Current tax payable		171	203

		1,119	914
Liabilities directly associated with assets held for sale	11	19	—
Total liabilities		1,560	1,960
TOTAL EQUITY AND LIABILITIES		4,747	4,733

SMITH & NEPHEW plc

2011 QUARTER FOUR AND FULL YEAR RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the three months and year ended 31 December 2011

3 Months 2010	3 Months 2011		Year Ended 2011	Year Ended 2010
$m	$m		$m	$m
		Net cash inflow from operating activities
258	210	Profit before taxation	848	895
5	2	Net interest payable	8	15
86	78	Depreciation and amortisation	306	288
4	7	Share based payment expense	30	21
(30)	(10)	Movement in working capital and provisions	(57)	(108)

323	287	Cash generated from operations (B)	1,135	1,111
(5)	(2)	Net interest paid	(8)	(17)
(61)	(56)	Income taxes paid	(285)	(235)

257	229	Net cash inflow from operating activities	842	859

		Cash flows from investing activities
—	—	Acquisitions (net of $2million of cash acquired)	(33)	—
(107)	(121)	Capital expenditure	(321)	(315)
—	—	Cash received on disposal of fixed assets	—	8

(107)	(121)	Net cash used in investing activities	(354)	(307)

150	108	Cash flow before financing activities	488	552

		Cash flows from financing activities
7	3	Proceeds from issue of ordinary share capital	17	15
2	3	Proceeds from own shares	7	8
—	—	Purchase of own shares	(6)	(5)
(53)	(58)	Equity dividends paid	(146)	(132)
(383)	(161)	Cash movements in borrowings	(392)	(420)
(1)	(1)	Settlement of currency swaps	(1)	(3)

(428)	(214)	Net cash used in financing activities	(521)	(537)

(278)	(106)	Net (decrease)/increase in cash and cash equivalents	(33)	15
478	265	Cash and cash equivalents at beginning of period	195	174
(5)	2	Exchange adjustments	(1)	6

195	161	Cash and cash equivalents at end of period (C)	161	195

B	Including cash outflows in the year ended 31 December 2011 of $20 million (2010 – $16 million) relating to restructuring and rationalisation costs and $1 million (2010 – $nil) to acquisition related costs.

Including cash outflows in the three month period to 31 December 2011 of $14 million (2010 – $4 million) relating to restructuring and rationalisation costs and $1 million (2010 – $nil) to acquisition related costs.

C	Cash and cash equivalents at the year ended 31 December 2011 are net of overdrafts of $23 million (2010 – $12 million).

SMITH & NEPHEW plc

2011 QUARTER FOUR AND FULL YEAR RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the year ended 31 December 2011

	Share capital	Share premium	Treasury shares*	Other reserves**	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2011 (audited)	191	396	(778)	116	2,848	2,773
Total comprehensive income (A)	—	—	—	(25)	539	514
Equity dividends paid	—	—	—	—	(146)	(146)
Purchase of own shares	—	—	(6)	—	—	(6)
Share based payments recognised	—	—	—	—	30	30
Deferred tax on share based payments	—	—	—	—	(2)	(2)
Cost of shares transferred to beneficiaries	—	—	18	—	(11)	7
Issue of ordinary share capital	—	17	—	—	—	17

At 31 December 2011	191	413	(766)	91	3,258	3,187

	Share capital	Share premium	Treasury shares*	Other reserves**	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2010 (audited)	190	382	(794)	63	2,338	2,179
Total comprehensive income (A)	—	—	—	53	634	687
Equity dividends paid	—	—	—	—	(132)	(132)
Purchase of own shares	—	—	(5)	—	—	(5)
Share based payments recognised	—	—	—	—	21	21
Deferred tax on share based payments	—	—	—	—	—	—
Cost of shares transferred to beneficiaries	—	—	21	—	(13)	8
Issue of ordinary share capital	1	14	—	—	—	15

At 31 December 2010 (audited)	191	396	(778)	116	2,848	2,773

*	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.

**	Other reserves comprise gains and losses on cash flow hedges, exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2011 QUARTER FOUR AND FULL YEAR RESULTS (continued)

NOTES

1.	There have been no significant changes in accounting policies from those set out in Smith & Nephew plc’s 2010 Annual Report. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risk successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2010, which have been delivered to the Registrar of Companies. The financial information for the year ended 31 December 2011 has been extracted from the Group’s unaudited financial statements which will be delivered to the Registrar of Companies in due course.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 891 million (2010 – 888 million). The diluted weighted average number of ordinary shares in issue is 895 million (2010 – 889 million).

3 Months 2010	3 Months 2011			Notes	Year Ended 2011		Year Ended 2010
$m	$m				$m		$m
182	140		Attributable profit		582		615
			Adjustments:
2	33		Restructuring and rationalisation costs	6	40		15
9	9		Amortisation of acquisition intangibles		36		34
—	23		Legal provision	7	23		—
(1)	(10)		Taxation on excluded items	8	(17)		(10)

192	195		Adjusted attributable profit		664		654

21.6¢	21.9	¢	Adjusted earnings per share		74.5	¢	73.6	¢
21.6¢	21.8	¢	Adjusted diluted earnings per share		74.2	¢	73.6	¢

SMITH & NEPHEW plc

2011 QUARTER FOUR AND FULL YEAR RESULTS (continued)

3.	Revenue by segment for the three months and year ended 31 December 2011 was as follows:

3 Months 2010	3 Months 2011		Year Ended 2011	Year Ended 2010	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	Year ended
		Revenue by business segment
584	586	Orthopaedics	2,312	2,195	—	2
232	249	Endoscopy	939	855	7	6
251	271	Advanced Wound Management	1,019	912	8	7

1,067	1,106		4,270	3,962	3	4

		Revenue by geographic market
459	461	United States	1,756	1,707	1	3
350	355	Europe (D)	1,409	1,315	1	2
258	290	Africa, Asia, Australasia and Other America	1,105	940	11	10

1,067	1,106		4,270	3,962	3	4

D Includes United Kingdom twelve months revenue of $291 million (2010 – $283 million) and three months revenue of $80 million (2010 – $74 million).

Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency.
Reported growth reconciles to underlying growth as follows:

				Reported growth in revenue	Constant currency exchange effect	Underlying growth in revenue
				%	%	%
Year ended
Orthopaedics				5	(3)	2
Endoscopy				10	(4)	6
Advanced Wound Management				12	(5)	7

				8	(4)	4

3 Months
Orthopaedics				—	—	—
Endoscopy				7	—	7
Advanced Wound Management				8	—	8

				4	(1)	3

SMITH & NEPHEW plc

2011 QUARTER FOUR AND FULL YEAR RESULTS (continued)

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2010	3 Months 2011		Notes	Year Ended 2011	Year Ended 2010
$m	$m			$m	$m
267	214	Operating profit		862	920
2	33	Restructuring and rationalisation costs	6	40	15
9	9	Amortisation of acquisition intangibles		36	34
—	23	Legal provision	7	23	—

278	279	Trading profit		961	969

Operating and trading profit by segment for the three months and year ended 31 December 2011 were as follows:
		Operating Profit by business segment
138	84	Orthopaedics		415	503
62	62	Endoscopy		215	197
67	68	Advanced Wound Management		232	220

267	214			862	920

		Trading Profit by business segment
147	135	Orthopaedics		492	536
62	69	Endoscopy		222	200
69	75	Advanced Wound Management		247	233

278	279			961	969

5.	Total assets by business segment as at 31 December 2011 were as follows:

	31 Dec 2011	31 Dec 2010
	$m	$m
Orthopaedics	2,550	2,778
Endoscopy	846	769
Advanced Wound Management	819	755

Operating assets by business segment	4,215	4,302
Assets held for sale	125	—
Unallocated corporate assets (E)	407	431

Total assets	4,747	4,733

E	Consisting of deferred tax assets and cash at bank.

SMITH & NEPHEW plc

2011 QUARTER FOUR AND FULL YEAR RESULTS (continued)

6.	Restructuring and rationalisation costs of $40 million (2010 – $15 million) were incurred in the twelve month period to 31 December 2011. Charges of $14 million (2010 – $15 million) related to the earnings improvement programme which was completed in the year. Charges of $26 million (2010 – $nil) were also incurred, relating mainly to people costs associated with the structural and process changes announced in August 2011.

The charge in the three month period to 31 December 2011 was $33 million (2010 – $2 million). Charges of $7 million (2010 – $2 million) related to the earnings improvement programme which was completed in the three month period to 31 December 2011. Charges of $26 million (2010 – $nil) were also incurred, relating mainly to people costs associated with the structural and process changes announced in August 2011.

7.	The Group has established a provision of $23 million in connection with the previously disclosed investigation by the U.S. Securities and Exchange Commission and Department of Justice into potential violations of the U.S. Foreign Corrupt Practices Act in the medical devices industry. Based on information currently available, the Group believes that it is possible to make a reasonable estimate of the losses expected. The Group has not reached final agreement on a settlement of these matters but believes that any additional material loss is unlikely.

8.	Taxation of $283 million (2010 – $290 million) for the year on the profit before restructuring and rationalisation costs, amortisation of acquisition intangibles and legal provision is at the full year effective rate of 29.9%. In 2011, a taxation benefit of $17 million (2010 – $10 million) arose on restructuring and rationalisation costs, amortisation of acquisition intangibles and legal provision. Of the $266 million (2010 – $280 million) taxation charge for the year, $229 million (2010 – $233 million) relates to overseas taxation.

In 2011, the UK Government enacted legislation that will set the UK tax rate for periods starting on or after 1 April 2012 to be 25%, from the currently enacted rate of 26%. The deferred tax impact of this change results in a credit to the effective tax rate for the year ended 31 December 2011.

9.	The first interim dividend of 2011 of 6.60 US cents per ordinary share was declared by the Board on 4 August 2011. This was paid on 1 November 2011 to shareholders whose names appeared on the register at the close of business 14 October 2011. The sterling equivalent per ordinary share was set at 4.175 pence.

A final dividend for 2011 of 10.80 US cents per ordinary share has been proposed by the Board and will be payable, subject to shareholder approval, on 9 May 2012 to shareholders whose names appear on the register at the close of business on 20 April 2012. The sterling equivalent per ordinary share will be set following the record date.

10.	On 23 June 2011, Smith & Nephew acquired Tenet Medical Engineering, Inc. for an initial payment of $35 million, a further payment of $2.5 million, deferred for 18 months, and up to $14.5 million based on the achievement of future revenue milestones. The cost is assessed as $46 million, being the fair value of the probable consideration. Of the $46 million, $44 million has been provisionally allocated to goodwill. The remaining $2 million relates to working capital and fixed assets.

11.	On the 4 January 2012 the Group announced it had entered into an agreement with Essex Woodlands for the disposal of the Group’s Clinical Therapies business. After disposal the Group will retain a 49% investment in the newly formed company, Bioventus LLC, which will be reported as an associate. At 31 December 2011 the assets and liabilities of the Clinical Therapies business, $125 million and $19 million respectively, are disclosed as held for sale. In 2011, the Clinical Therapies business contributed $237 million to revenue and $48 million to trading profit. The Group expects to recognise a profit in excess of $250 million on the transaction on completion.

SMITH & NEPHEW plc

2011 QUARTER FOUR AND FULL YEAR RESULTS (continued)

12.	Net debt as at 31 December 2011 comprises:

	Year Ended 2011	Year Ended 2010
	$m	$m
Cash and bank	184	207
Long-term borrowings	(16)	(642)
Bank overdrafts and loans due within one year	(306)	(57)
Net currency swap assets/(liabilities) (F)	—	—

	(138)	(492)

The movements in the period were as follows:
Opening net debt as at 1 January	(492)	(943)
Cash flow before financing activities	488	552
Proceeds from issue of ordinary share capital	17	15
Proceeds from own shares	7	8
Purchase of own shares	(6)	(5)
Equity dividends paid	(146)	(132)
Exchange adjustments	(6)	13

Closing net debt	(138)	(492)

F	Net currency swap assets of $nil (2010 – $nil) comprise $1 million (2010 – $nil) of current liability derivatives within trade and other payables and $1 million (2010 – $nil) of current assets derivatives within trade and other receivables.